FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: October 4, 2004

FORM 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of
MI 45-102 Resale of Securities

Reporting Issuer

1.        Cream Minerals Ltd.

Selling security holder

2.        Frank A. Lang

3.        President, CEO and Director

4.        Selling securities as a control person

5.        Direct: 4,508,580        Indirect: 4,760,773

Distribution

6.        130,000 common shares.

7.

Securities will be sold privately.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1)

I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2)

the information given in this form is true and complete.

September 9, 2004	“Frank A. Lang” Frank A. Lang

INSTRUCTION:

File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed.  Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal information

The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions.  This form is publicly available by authority of Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions.  The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent.  Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form.

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission 4th Floor, 300 - 5th Avenue Calgary, AB T2P 3C4 Telephone:(403) 297-6454 Facsimile:(403) 297-6156

Department of Justice, Nunavut
Nunavut Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, NT X0A 0H0
Attention:  Director, Legal Registries Division
Telephone:(867) 975-6190
Facsimile:(867) 975-6194

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Attention:  Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or
(800) 373-6393 (in BC)
Facsimile: (604) 899-6506

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention:  Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Securities Commission of Newfoundland and Labrador P.O. Box 8700 2nd Floor, West Block Confederation Building St. John's, NFLD A1B 4J6 Telephone: (709) 729-4189 Facsimile: (709) 729-6187

Prince Edward Island Securities Office
Consumer, Corporate and Insurance Services Division
Office of the Attorney General
P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4550
Facsimile: (902) 368-5283

Department of Justice, Northwest Territories
Northwest Territories Legal Registries
P.O. Box 1320
1st Floor, 5009 - 49th Street
Government of the Northwest Territories
Yellowknife, NT X1A 2L9
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Saskatchewan Securities Commission 6th Floor, 1919 Saskatchewan Drive Regina, SK S4P 3V7 Attention: Deputy Director, Legal Telephone: (306) 787-5879 Facsimile: (306) 787-5899
Nova Scotia Securities Commission 2nd Floor, Joseph Howe Building 1690 Hollis Street Halifax, NS B3J 3J9 Telephone: (902) 424-7768 Facsimile: (902) 424-4625

SCHEDULE "A"

Multilateral Instrument 45-102 (2.8) (3) (4) and (5)

(3)

The selling security holder, or the lender, pledge, mortgagee or other encumbrancer if the distribution is for the purpose of liquidating a debt, under subsection (2) must

(a)

sign Form 45-102F1 no earlier than one business day before the form is filed;

(b)

file Form 45-102F1 on SEDAR at least seven days before the first trade of the securities that is part of the distribution; and

(c)

file, within three days after the completion of any trade, an insider report prepared in accordance with either Form 55-102F2 or Form 102F6 under National Instrument 55-102 System for Electronic Disclosure by Insiders (SEDI).

(4)

A Form 45-102F1 filed under subsection (3) expires thirty days from the date the form was filed.

(5)

If a person or company filed a Form 45-102F3 or a renewal Form 45-102F3 under former MI 45-102 before March 30, 2004, the person or company is not subject to subsection (3) until 30 days after the date the Form 45-102F3 or the renewal Form 45-102F3 was filed.